Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated May 23, 2022, the prospectus supplement dated June 27, 2022 and the underlying supplement dated June 27, 2022 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Free writing prospectus dated August 11, 2023 (to the Prospectus dated May 23, 2022, the Prospectus Supplement dated June 27, 2022 and the Underlying Supplement dated June 27, 2022)	Filed Pursuant to Rule 433 Registration Statement No. 333-265158

Barclays Bank PLC – Lookback Entry Trigger PLUS Based on the Value of the Invesco S&P 500® Equal Weight ETF due March 5, 2025

This document provides a summary of the terms of the Trigger PLUS. Investors must carefully review the accompanying pricing supplement, the prospectus, prospectus supplement and underlying supplement, as well as the “Risk Factors” on the following page, prior to making an investment decision.

Summary Terms	Trigger PLUS Payoff Diagram*

Issuer:	Barclays Bank PLC
Underlier:	Invesco S&P 500® Equal Weight ETF (Bloomberg ticker symbol “RSP UP<Equity>”)
Pricing date:	August 31, 2023
Original issue date:	September 6, 2023
Valuation date:	February 28, 2025
Maturity date:	March 5, 2025
Payment at maturity:

You will receive on the maturity date a cash payment per Trigger PLUS determined as follows:

•     If the final underlier value is greater than the lookback underlier value:

the lesser of (a) $1,000 + leveraged upside payment and (b) maximum payment at maturity

•     If the final underlier value is less than or equal to the lookback underlier value but greater than or equal to the trigger value:

$1,000

•     If the final underlier value is less than the trigger value:

$1,000 × underlier performance factor

This amount will be less than the stated principal amount of $1,000 and will represent a loss of more than 20%, and possibly all, of an investor’s initial investment. Investors may lose their entire initial investment in the Trigger PLUS.

Maximum payment at maturity:	At least $1,141.00 per Trigger PLUS (at least 114.10% of the stated principal amount) (to be determined on the pricing date)
Leveraged upside payment:	$1,000 × leverage factor × underlier return
Leverage factor:	200%
Trigger value:	80% of the lookback underlier value (rounded to two decimal places)
Underlier return:	(final underlier value – lookback underlier value) / lookback underlier value
Underlier performance factor:	final underlier value / lookback underlier value
Lookback underlier value:	The lowest closing price of the underlier during the lookback observation period. In no event will the lookback underlier value be greater than the closing price of the underlier on the pricing date
Lookback observation period:	The lookback observation period will consist of each scheduled trading day from and including the pricing date to and including the lookback end date
Lookback end date:	October 2, 2023
Final underlier value:	The closing price of the underlier on the valuation date
CUSIP / ISIN:	06745N6Y7 / US06745N6Y77
Additional terms:	Terms used in this document, but not defined herein, will have the meanings ascribed to them in the accompanying pricing supplement.
Pricing supplement:	http://www.sec.gov/Archives/edgar/data/312070/00009501032301 1919/dp198312_424b2-5196ms.htm

Payment on the Trigger PLUS is not guaranteed by any third party and is subject to the creditworthiness of Barclays Bank PLC and the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Hypothetical Payment at Maturity*
Underlier Return	Payment at Maturity	Total Return on Trigger PLUS
50.00%	$1,141.00	14.10%
40.00%	$1,141.00	14.10%
30.00%	$1,141.00	14.10%
20.00%	$1,141.00	14.10%
10.00%	$1,141.00	14.10%
7.05%	$1,141.00	14.10%
5.00%	$1,100.00	10.00%
2.50%	$1,050.00	5.00%
1.00%	$1,020.00	2.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-20.01%	$799.90	-20.01%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%
* The graph and table above assume a hypothetical maximum payment at maturity of $1,141.00 per Trigger PLUS (114.10% of the stated principal amount) and reflect the leverage factor of 200%. The actual maximum payment at maturity will be determined on the pricing date.

Our estimated value of the Trigger PLUS on the pricing date, based on our internal pricing models, is expected to be between $940.00 and $962.50 per Trigger PLUS. The estimated value is expected to be less than the initial issue price of the Trigger PLUS. See “Additional Information Regarding Our Estimated Value of the Trigger PLUS” in the accompanying pricing supplement.

U.K. Bail-in Power Acknowledgment

Notwithstanding and to the exclusion of any other term of the Trigger PLUS or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Trigger PLUS (or the trustee on behalf of the holders of the Trigger PLUS), by acquiring the Trigger PLUS, each holder and beneficial owner of the Trigger PLUS acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

The Underlier

For more information about the underlier, including historical performance information, see the accompanying pricing supplement.

Risk Factors

An investment in the Trigger PLUS involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Trigger PLUS. Some of the risks that apply to an investment in the Trigger PLUS are summarized below, but we urge you to read the more detailed explanation of risks relating to the Trigger PLUS generally in the “Risk Factors” sections in the accompanying pricing supplement and the prospectus supplement. You should not purchase the Trigger PLUS unless you understand and can bear the risks of investing in the Trigger PLUS.

Risks Relating to the Trigger PLUS Generally

•	The Trigger PLUS do not pay interest or guarantee the return of any principal.
•	The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.
•	The lookback underlier value will not be determined until the end of the lookback observation period.
•	Any payment on the Trigger PLUS will be determined based on the closing prices of the underlier on the dates specified.
•	Owning the Trigger PLUS is not equivalent to owning the underlier, the securities held by the underlier or the securities composing the tracked index.
•	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Risks Relating to the Issuer

•	Any payments on the Trigger PLUS are subject to issuer credit risk.
•	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.

Risks Relating to the Underlier

•	Certain features of exchange-traded funds will impact the value of the Trigger PLUS.
•	Adjustments to the underlier or to its tracked index could adversely affect the value of the Trigger PLUS or result in the Trigger PLUS being accelerated.
•	Anti-dilution protection is limited, and the calculation agent has discretion to make anti-dilution adjustments.
•	Governmental legislative or regulatory actions, such as sanctions, could adversely affect your investment in the Trigger PLUS.

Risks Relating to Conflicts of Interest

•	Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the Trigger PLUS.
•	We and our affiliates, and any dealer participating in the distribution of the Trigger PLUS, may engage in various activities or make determinations that could materially affect your Trigger PLUS in various ways and create conflicts of interest.

Risks Relating to the Estimated Value of the Trigger PLUS and the Secondary Market

•	The Trigger PLUS will not be listed on any securities exchange, and secondary trading may be limited.
•	The market price of the Trigger PLUS will be influenced by many unpredictable factors.
•	The estimated value of your Trigger PLUS is expected to be lower than the initial issue price of your Trigger PLUS.
•	The estimated value of your Trigger PLUS might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market.
•	The estimated value of the Trigger PLUS is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
•	The estimated value of your Trigger PLUS is not a prediction of the prices at which you may sell your Trigger PLUS in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your Trigger PLUS and may be lower than the estimated value of your Trigger PLUS.
•	The temporary price at which we may initially buy the Trigger PLUS in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your Trigger PLUS.

Tax Considerations

You should review carefully the section entitled “Additional Information about the Trigger PLUS—Tax considerations” in the accompanying pricing supplement.

In the event that any of the terms set forth or defined in this document conflict with the terms or defined terms set forth in the accompanying pricing supplement, the terms or defined terms set forth in the accompanying pricing supplement will control.